Registration Statement No. 333-170331
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated February 28, 2013
(To Prospectus dated November 4, 2010)

Pricing Term Sheet

Fixed-Rate Notes due 2018 and 2023

The information in this pricing term sheet relates only to the offering of Notes (the “Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated February 28, 2013 relating to the Notes Offering, including the documents incorporated by reference therein, and (ii) the related base prospectus dated November 4, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-170331.

Issuer:	The Coca-Cola Company
Security:	1.150% Notes due 2018 2.500% Notes due 2023
Offering Format:	SEC Registered
Principal Amount:	$1,250,000,000 of 2018 Notes $750,000,000 of 2023 Notes
Maturity Date:	April 1, 2018 for 2018 Notes April 1, 2023 for 2023 Notes
Coupon:	1.150% per year for 2018 Notes 2.500% per year for 2023 Notes
Price to Public:	99.784% of principal amount for 2018 Notes 99.592% of principal amount for 2023 Notes
Yield to maturity:	1.194% for 2018 Notes 2.546% for 2023 Notes
Spread to Benchmark Treasury:	+45 bps for 2018 Notes +67 bps for 2023 Notes
Benchmark Treasury:	UST 0.875% due January 31, 2018 for 2018 Notes UST 2.000% due February 15, 2023 for 2023 Notes
Benchmark Treasury Yield:	0.744% for 2018 Notes 1.876% for 2023 Notes

Benchmark Treasury Price:	100-20 ¼ for 2018 Notes 101-04 for 2023 Notes
Interest Payment Dates:	Semiannually on April 1 and October 1, commencing on October 1, 2013 for 2018 Notes Semiannually on April 1 and October 1, commencing on October 1, 2013 for 2023 Notes
Make-Whole Call:	+7.5 bps for 2018 Notes +10 bps for 2023 Notes
Day Count Convention:	30 / 360
Trade Date:	February 28, 2013
Settlement Date:	March 5, 2013 (T+3)
CUSIP / ISIN:	191216 BA7 / US191216BA79 for 2018 Notes 191216 AZ3 / US191216AZ30 for 2023 Notes
Denominations:	$2,000 x $1,000
Expected Ratings:	Aa3 (Stable Outlook) by Moody’s Investors Service, Inc. AA- (Stable Outlook) by Standard & Poor’s Ratings Services A+ (Stable Outlook) by Fitch Ratings
Underwriters:

Bookrunners:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Morgan Stanley & Co. LLC

Co-Managers:

ING Financial Markets LLC

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at (800) 854-5674, Citigroup Global Markets Inc. at (800) 831-9146, Credit Suisse Securities (USA) LLC toll free at (800) 221-1037 or Morgan Stanley & Co. LLC at (866) 718-1649.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.